CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

April 29, 2024

VIA EDGAR

Pearlyne Paulemon

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Churchill Capital Corp IX

Registration Statement on Form S-1

Filed March 22, 2024, as amended

File No. 333-278192

Dear Ladies and Gentlemen:

On April 26, 2024, the undersigned, for itself and the other several underwriters, requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. Eastern time on Tuesday, April 30, 2024, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Michael E. Marcus
Name: Michael E. Marcus
Title: Managing Director

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]